

July 1, 2015

Stephen S. Trevor
Chief Executive Officer
Boulevard Acquisition Corp.
399 Park Avenue, 6th Floor
New York, NY 10022

      Re: Boulevard Acquisition Corp.
             Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
             Filed June 17, 2015
             File No. 001-36316

Dear Mr. Trevor:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2015 letter.

General

1. We note your response to prior comment 1 and reissue it. Unless such provisions are immaterial, please set out as separate proposals any affected provisions where state law, securities exchange listing standards, or the company's charter or bylaws would require shareholder approval of the proposed changes if they were presented on their own.

2. Please mark your preliminary proxy card as a "preliminary copy" in accordance with Rule 14a-6(e)(1) of Regulation 14A.

Question and Answers About the Proposals for Stockholders, page 12

What equity stake will current Boulevard stockholders, page 15

3. We note your response to prior comment 11. Please revise the Scenario 3 footnote to clarify, if true, that any redemptions in excess of 9.25 million shares would result in TDCC not being obligated to consummate the transaction due to a greater than 45% ownership interest. Please also clarify that if TDCC were to waive this closing condition, it is possible that the transaction will be consummated even if more than 9.25 million shares are redeemed.

Why is Boulevard proposing the Director Election Proposal?, page 17

4. We note that only six of your seven directors will be divided into three classes, with each class having a term of three years. Please disclose the term of the seventh member of your board of directors and whether all of your shareholders or only the holders of the Series A preferred stock will vote on the seventh member.

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Income Adjustments, page 77

5. You state in your response to prior comment 23 that "[t]he Company has not disclosed a maximum redemption scenario where the Company would be left with tangible net assets of no less than $5,000,001 because at that level of redemptions, the business combination would not close." Please clarify for us and in the filing the maximum redemption level at which the business combination will close, and present this scenario, accompanied by a statement that the business combination will not close beyond this level of redemptions.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 81

Note 4(d) – Interest Expense, page 87

6. We note you have included the adjustment for the interest on the new financing agreement in Selling, General, and Administrative expense. Given the materiality of the interest to the pro forma results in each period, please consider presenting a separate line for interest expense for greater transparency.

Information About AgroFresh, page 171

The AgroFresh Business, page 174

7. We note your response to our prior comment 39 and reissue in part. Please disclose each region in which your exclusive license under the Sisler patent is still effective and when it expires.

AgroFresh Management, page 181

Summary Compensation Table, page 182

8. For all stock and option awards, please confirm that you have disclosed all assumptions made in the valuation or revise the applicable footnotes to disclose all such assumptions by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

Potential Payments Upon Termination or Change in Control, page 186

9. Please quantify the estimated payments for each named executive officer pursuant to Item 402(j) of Regulation S-K.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Alan I. Annex
        Greenberg Traurig, LLP